UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Somanta Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
834446 10 6
(CUSIP Number)
Wallbrook Trustees (Jersey Ltd. REK33)
c/o Somanta Incorporated
19200 Von Karman Avenue, Suite 400
Irvine, CA 92612
(949) 477-8090
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 834 446 10 6	SCHEDULE 13D	Page 1 of 1 Page

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wallbrook Trustees (Jersey Ltd. REK33)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 3,869,152 shares of Common Stock
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,869,152 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,869,152 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1% of Common Stock
14		TYPE OF REPORTING PERSON (See Instructions) OO

Schedule 13D

Item 1.      Security and Issuer.

        This statement relates to shares of Common Stock (the “Common Stock”) of Somanta Pharmaceuticals, Inc. (the “Company”). The Company’s principal offices are located at 19200 Von Karman Avenue, Suite 400, Irvine, CA 92612.

Item 2.      Identity and Background.

        (a-c)        This Schedule 13D is being filed by Wallbrook Trustees (Jersey Ltd. REK33) (“Wallbrook”). Katrina Le Vesconte is the Managing Director of Wallbrook. The principal business address of Wallbrook is P.O. Box 248, Lord Coutanche House, 66-68 Esplanade, St. Helier, Jersey, Channel Islands. The principal business of Wallbrook is to provide financial services.

        (d)        Katrina Le Vesconte, on behalf of Wallbrook has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        Katrina Le Vesconte, on behalf of Wallbrook has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f)        Katrina Le Vesconte is a citizen of Great Britain. Wallbrook is a company formed pursuant to the laws of the Channel Islands.

Item 3.      Source and Amount of Funds or Other Consideration.

        Wallbrook was a shareholder of Somanta Incorporated. On January 31, 2006, a wholly-owned subsidiary of the Company merged with and into Somanta Incorporated, pursuant to which Somanta Incorporated became a wholly-owned subsidiary of the Company (the “Merger”). Wallbrook acquired its shares of Common Stock upon the completion of the Merger, in a 1 for 1 exchange for its shares of Common Stock of Somanta Incorporated.

Item 4.      Purpose of the Transaction.

        Wallbrook acquired the securities described herein as a result of the Merger.

        Wallbrook does not have any present plans or proposals that relate to or that would result in:

        a.     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

        b.     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

Schedule 13D

        c.     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        d.     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        e.     Any material change in the present capitalization or dividend policy of the Company;

        f.     Any other material change in the Company’s business or corporate structure;

        g.     Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        h.     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        i.     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        j.     Any action similar to any of those enumerated above.

        Wallbrook may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Wallbrook in light of its general investment policy, market conditions or other factors.

Item 5.      Interest in Securities of the Issuer.

        a.     As of the date hereof, Wallbrook may be deemed to beneficially own an aggregate of 3,869,152 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act, represents approximately 27.1% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

        b.     Wallbrook may be deemed to have sole power to direct the vote and the sole power to direct the disposition of the 3,869,152 shares of Common Stock owned directly by it.

        c.     Other than the Merger, Wallbrook has not effected any transactions in shares of Common Stock during the past 60 days.

        d.     Not applicable.

Schedule 13D

        e.     Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Other than the Agreement and Plan of Merger dated as of October 20, 2005, by and among Hibshman Optical Corp., Somanta Incorporated, the Company, and Somanta Merger Sub, Inc., there are no contracts, arrangements, understandings or relationships between Wallbrook and any other person with respect to the shares of Common Stock.

Item 7.      Material to be Filed as Exhibits.

        Exhibit 1: Agreement and Plan of Merger, dated October 20, 2005 by and between Hibshman Optical Corp.; Somanta Incorporated; Somanta Pharmaceuticals, Inc. and Somanta Merger Sub, Inc.

Schedule 13D

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2006
Date
**/s/ Katrina Le Vesconte
Signature
Managing Director of Wallbrook
Name/Title

By:  /s/ Terrance Bruggeman

** By Terrance Bruggeman as attorney-in-fact

Schedule 13D

Exhibit 1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SOMANTA INCORPORATED,

HIBSHMAN OPTICAL CORP.,

SOMANTA MERGER SUB, INC.

SOMANTA PHARMACEUTICALS, INC.

AND

THE PRINCIPAL PARENT SHAREHOLDERS

DATED AS OF OCTOBER 20, 2005

i

4.9.	Title to Properties; Absence of Liens	12
4.10.	Compliance with Laws	12
4.11.	Intellectual Property	12
4.12.	Non-Contravention	12
4.13.	Consents and Approvals	12
4.14.	Employee Benefit Plans	12
4.15.	Parent Material Contracts	12
4.16.	Taxes	12
4.17.	Environmental Matters	14
4.18.	Real Property	15
4.19.	Broker’s Fees	15
4.20.	Labor Matters	15
4.21.	Articles of Incorporation, Bylaws, and Minute Books	15
4.22.	Full Disclosure	15
ARTICLE V ADDITIONAL AGREEMENTS OF THE PARTIES		15
5.1.	Assumption of Options, Option Plan and Warrants	15
5.2.	Actions of the Parent Pending Closing	16
5.3.	Company Stockholder Approval	18
5.4.	Parent and Merger Sub Stockholder Approval; Information Statement	18
5.5.	Efforts; Consents	18
5.6.	Filing of Tax Returns; Payment of Taxes	19
5.7.	Confidentiality	19
5.8.	Notification of Certain Matters	19
5.9.	Non-Solicitation	20
5.10.	Further Assurances	20
5.11.	Public Disclosure	21
5.12.	Board of Directors	21
5.13.	Reincorporation	21
5.14.	Piggy-back Registration Rights	21
ARTICLE VI CONDITIONS TO CLOSING		21
6.1.	Conditions to Each Party’s Obligations to Consummate the Transactions	21
6.2.	Conditions to Obligations of the Company to Consummate the Transactions	22
6.3.	Conditions to Obligations of Parent and Merger Sub to Consummate the Transactions	23
ARTICLE VII TERMINATION		24
7.1.	Termination	24
7.2.	Effect of Termination	24
7.3.	Expenses; Termination Fees	25
ARTICLE VIII INDEMNIFICATION AND ESCROW		26
8.1.	Indemnification	26
8.2.	Third Party Claims	26
8.3.	No Contribution	27

ii

8.4.	Payment	27
8.5.	Time Limitation on Indemnification	27
8.6.	No Waiver	27
ARTICLE IX MISCELLANEOUS		28
9.1.	Certain Definitions; Rules of Construction	28
9.2.	Waivers and Amendments	32
9.3.	Governing Law	32
9.4.	Notices	33
9.5.	Section Headings	33
9.6.	Counterparts	34
9.7.	Assignments	34
9.8.	Entire Agreement; Enforceability	34
9.9.	Severability	34

iii

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 20, 2005, is entered into by and among Somanta Incorporated, a Delaware corporation (the “Company”), Hibshman Optical Corp., a New Jersey corporation (“Hibshman”), Somanta Pharmaceuticals, Inc., a Delaware corporation (“Pharmaceuticals”), Somanta Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Pharmaceuticals (“Merger Sub”) and the Principal Parent Shareholders. For purposes of this Agreement, the term “Parent” shall refer to Hibshman prior to the Reincorporation Date and shall refer to Pharmaceuticals after the Reincorporation Date.

W I T N E S S E T H :

        WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub have each approved the merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), on the terms and conditions contained herein and in accordance with the New Jersey Business Corporations Act (the “NJBCA”) and the Delaware General Corporation Law (the “DGCL”), and have determined that the Merger and the transactions contemplated herein are advisable and in the best interest of their respective corporations and stockholders.

        WHEREAS, prior to the Closing, Hibshman will merge with and into Somanta Pharmaceuticals, Inc. for the sole purpose of changing Hibshman’ place of domicile from New Jersey to Delaware (the “Reincorporation”). The date on which such merger shall become effective shall be referred to as the “Reincorporation Date.”

        WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger; and

        WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) and Section 351 of the Code, and that this Agreement shall constitute a “plan of reorganization” for the purposes of Section 368 and Section 351 of the Code.

        NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

        1.1.    The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the applicable provisions of the DGCL and in accordance with this Agreement, and the separate existence of Merger Sub shall cease. The Company shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”), and shall continue under the laws of Delaware. As a result of the Merger, the Company shall become a direct, wholly-owned subsidiary of Parent.

        1.2.    Closing; Effective Time. Subject to the satisfaction or waiver of all of the conditions to Closing contained in Article VI, the closing of the Merger (the “Closing”), shall take place at the offices of Foley & Lardner LLP, 402 W. Broadway, 23rd Floor, San Diego, CA 92101, as soon as practicable (but not later than 5 Business Days) after the satisfaction or waiver of the conditions to Closing contained in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), unless another date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” As soon as is practicable after the Closing, the parties hereto shall cause the Merger to be consummated by delivering to the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective as of the date and at such time (the “Effective Time”) as the Certificate of Merger is filed with the Secretary of State of the State of Delaware with respect to the Merger.

        1.3.    Effects of Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        1.4.    Certificate of Incorporation. The Certificate of Incorporation of the Company in effect immediately prior to the Effective Time shall become, from and after the Effective Time, the Certificate of Incorporation of the Surviving Corporation, until amended or repealed in accordance with the terms thereof and with Applicable Laws.

        1.5.    Bylaws. The Bylaws of the Company in effect immediately prior to the Effective Time shall become, from and after the Effective Time, the Bylaws of the Surviving Corporation, until thereafter amended or repealed in accordance with the terms thereof and with Applicable Laws.

        1.6.    Directors and Officers. The directors and officers of the Company immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers of the Surviving Corporation, each to hold office from the Effective Time in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualify, or they resign or are removed.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; CASH DIVIDEND

        2.1.    Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the parties or the registered holders of any shares of capital stock of the Company (each a “Company Stockholder,” and collectively, the “Company Stockholders”):

            (a)     Each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

            (b)     Each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than Dissenting Shares (as defined in Section 2.4), shall be converted into the right to receive one (1) share of common stock, par value $ 0.001 per share, of the Parent (the “Parent Common Stock”), payable to the registered holder thereof, upon satisfaction of the exchange procedures set forth in this Article II. The number of shares of Parent Common Stock issued to each Company Stockholder in accordance with this Section 2.1(b) shall hereafter be referred to as the “Merger Shares” with respect to such Company Stockholder. At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each registered holder of shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Shares.

            (c)     No fraction of a share of Parent Common Stock will be issued, but in lieu of such issuance, each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock as a result of the conversion and exchange of shares contemplated by this Article II shall receive from Parent one (1) additional share of Parent Common Stock. The fractional share interest of each Company Stockholder shall be aggregated such that no Company Stockholder shall receive more than the one (1) share of Parent Common Stock with respect to any interest in fractional shares.

        2.2.    Exchange of Certificates.

            (a)     Immediately prior to the Closing, Parent shall deposit, or shall cause to be deposited, with Foley & Lardner LLP (the “Exchange Agent), for the benefit of the Company Stockholders certificates in the names of each such Company Stockholder evidencing the number of Merger Shares to be issued to such Company Stockholder in accordance with this Article II. As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which, immediately prior to the Effective Time evidenced outstanding Company Common Stock (collectively, the “Company Certificates”) other than Dissenting Shares (if applicable), a letter of transmittal containing instructions for use in effecting the surrender of such Company Certificates to the Exchange Agent in exchange for certificates evidencing the relevant number of Merger Shares. Upon due surrender of such Company Certificates, each such Company Stockholder will be entitled to receive certificates evidencing the number of Merger Shares to be issued to such Company Stockholder in accordance with Section 2.1, and the Company Certificate so surrendered shall be forthwith cancelled. Until surrendered as contemplated by this Section 2.2, each Company Certificate evidencing Company Common Stock shall be deemed at any time after the Effective Time to evidence only the right to receive, upon such surrender, the Merger Shares. No interest shall be paid on the Merger Shares. All Merger Shares issued upon exchange of the shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.

            (b)     It is understood that the certificates evidencing the Merger Shares will bear the legends set forth below:

                (i)    The Securities represented hereby have not been registered under the Securities Act of 1933, as amended (the “Act”), or under the securities laws of any other jurisdictions. These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Act and the applicable state securities laws, pursuant to registration or exemption therefrom. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time. The issuer of these securities may require an opinion of counsel in form and substance satisfactory to the issuer to the effect that any proposed transfer or resale is in compliance with the Act and any applicable state securities laws;

                (ii)    Any additional legend required by applicable law.

The legend set forth in (i) above shall be removed by Parent from any certificate evidencing such Merger Consideration upon delivery to the Parent of an opinion by counsel, reasonably satisfactory to the Parent, that a registration statement under the 1933 Act is at that time in effect with respect to the legended security or that such security can be freely transferred without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Company issued such Merger Shares.

        2.3.    Treatment of Options. At the Effective Time, Parent shall assume: (i) all outstanding options to purchase capital stock of the Company, including, without limitation, all rights and obligations related thereto (the “Options”) in accordance with the terms of the applicable Option and (ii) the Company’s 2005 Equity Incentive Plan, each in accordance with Section 5.1 hereof.

        2.4.    Dissenting Shares. Notwithstanding anything contained in this Agreement to the contrary, shares of Company Common Stock that are held by any Company Stockholder who has not voted in favor of the Merger or consented thereto in writing, and who has demanded appraisal rights in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Shares, but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to the DGCL; provided, however, that any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost his or her rights to appraisal of such Dissenting Shares, in each case under the DGCL, shall forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Shares with respect to such Company Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIESOF
THE COMPANY

        The Company hereby represents and warrants to Parent and Merger Sub as follows:

        3.1.    Organization and Qualification; Subsidiaries. The Company and each Subsidiary of the Company (collectively, the “Company Subsidiaries”) is a corporation, limited liability company or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has requisite power and authority and governmental approvals to own, lease and operate its properties and to carry on its business as currently conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification or licensing, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. “Company Material Adverse Effect,” as used in this Agreement, shall mean any change, effect, event or occurrence that is materially adverse to the condition (financial or otherwise), assets, properties, business or operations of the Company and the Company Subsidiaries, taken as a whole.

        3.2.    Authority to Execute and Perform Agreement. The Company has the requisite power and all authority required to enter into, execute and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (collectively, the “Transactions”). The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action.

        3.3.    Binding Effect. This Agreement has been validly executed and delivered by the Company and, assuming the due execution and delivery hereof by Hibshman, Pharmaceuticals and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicability affecting or relating to enforcement of creditors’ rights generally, and (ii) general equitable principles (regardless of whether such enforceability is considered in equity or at law).

        3.4.     Capitalization.

            (a)     As of the date hereof, (i) 18,230,000 shares of common stock, par value $0.001 per share, of the Company are authorized, of which 13,697,834 shares of common stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable, (ii) 10,000 shares of preferred stock, par value $0.001 per share, of the Company are authorized, none of which is issued or outstanding. The Company has no other authorized, issued or outstanding class of capital stock.

            (b)     There are no existing options, rights, subscriptions, warrants, unsatisfied preemptive rights, calls or commitments relating to (i) the authorized and unissued capital stock of the Company or any Company Subsidiary, or (ii) any securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire from the Company or any Company Subsidiary, any shares of capital stock of the Company or any Company Subsidiary and no such convertible or exchangeable securities or obligations are outstanding, other than 2,032,166 shares of common stock of the Company reserved for issuance upon exercise of outstanding options granted pursuant to the Company’s 2005 Equity Incentive Plan.

        3.5.    Vote Required; Board Approval. The only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Merger is the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Company. The Board of Directors of the Company, by resolutions duly adopted at a meeting duly called and held at which a quorum was present or by the unanimous written consent in lieu of such a meeting, has approved this Agreement, the Merger and the Transactions in accordance with the requirements of the DGCL.

        3.6.    Litigation. There are no judicial, governmental, administrative or arbitral actions, suits or proceedings or investigations (collectively, “Legal Proceedings”) pending or, to the Knowledge of the Company or any Company Subsidiary, threatened against or involving the Company, any Company Subsidiary, or any of their respective property or assets. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against or involving the Company or any Company Subsidiary.

        3.7.    Title to Properties; Absence of Liens. The Company and each Company Subsidiary has good and marketable title to all of their respective assets and properties, whether real, personal or fixed, free and clear of all Liens, except (i) for Liens set forth on Schedule 3.7 hereto, (ii) for Liens for Taxes not yet due and payable or which the Company or any Company Subsidiary is contesting in good faith and for which adequate reserves have been established, (iii) for such properties and assets as may have been sold since the date hereof in the ordinary course of business, and (iv) for Liens not securing debt that do not materially detract from the value or materially interfere with the use of the property subject thereto (collectively, “Permitted Liens”).

        3.8.    Compliance with Laws. Neither the Company nor any Company Subsidiary is in violation of, default under, or conflict with, any applicable order, judgment, injunction, award, decree or writ of any Governmental Body or court of competent jurisdiction (collectively, “Orders”) or any Applicable Law, except for any such violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

        3.9.    Consents and Approvals. Except for (i) those consents, approvals, authorizations, filings or notices set forth on Schedule 3.9, (ii) applicable requirements of the Securities Act, the Exchange Act or state securities or “blue sky” laws (“Blue Sky Laws”), and (iii) the Certificate of Merger, no consent, approval or authorization of, filing with, or notice to, any Governmental Body is required by the Company or any Company Subsidiary in connection with the execution, delivery and performance by the Company of this Agreement, each and every agreement contemplated hereby, and the consummation by the Company of the Transactions.

        3.10.    Company Material Contracts. Neither the Company nor any Company Subsidiary is in default under any Company Material Contract, nor to the Knowledge of the Company and the Company Subsidiaries, does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder. To the Knowledge of the Company and the Company Subsidiaries, no other party to any such Company Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default thereunder. No approval or consent of any person is needed in order that the Company Material Contracts continue in full force and effect following the consummation of the transactions contemplated by this Agreement.

        3.11.    Taxes. Except as set forth in Schedule 3.11:

            (a)    Filing of Tax Returns. The Company and each Company Subsidiary have timely filed, or have had timely filed on their behalf, with the appropriate Taxing authorities all Tax Returns in respect of Taxes required to be filed by them. The Tax Returns filed (including any amendments thereof) are complete and accurate in all material respects. The Company and each Company Subsidiary have not requested any extension of time within which to file any Tax Return in respect of any Taxes, which Tax Return has not since been filed in a timely manner. To the Knowledge of the Company, no claim has ever been made by any Taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns, or has Tax Returns filed on their behalf, that they are or may be subject to taxation by that jurisdiction, or liable for Taxes owing to that jurisdiction.

            (b)    Payment of Taxes. All Taxes owed by the Company and each Company Subsidiary (whether or not shown as due on any Tax Returns) have been paid in full or adequate reserves on their respective books and/or records have been established. The Company and each Company Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. The Company has made all required estimated Tax payments sufficient to avoid any underpayment penalties. The unpaid Taxes of the Company and each Company Subsidiary (A) do not, as of the Closing Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect the timing differences between book and Tax income) set forth on the face of the Company’s and each Company Subsidiary’s most recent balance sheets (rather than any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and each Company Subsidiary in filing, or having filed on their behalf, their Tax Returns. The charges, accruals and reserves on the books of the Company and each Company Subsidiary in respect of any liability for Taxes (x) based on or measured by net income for any years not finally determined, (y) with respect to which the applicable statute of limitations has not expired or (z) that has been previously deferred, are adequate to satisfy any assessment for such Taxes for any such years.

            (c)    Audits, Investigations or Claims. There is no dispute or claim which has not been resolved concerning any Tax liability of the Company or any Company Subsidiary either (A) claimed or raised by any Taxing authority in writing or (B) as to which any of the directors and officers (and employees responsible for Tax matters) of the Company or any Company Subsidiary has Knowledge. There is no currently pending audit of any Tax Return of the Company or any Company Subsidiary by any Taxing authority, and neither the Company nor any Company Subsidiary has ever been notified in writing that any Taxing authority intends to audit any Tax Return of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has executed any outstanding waivers or consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

            3.12.    Environmental Matters. (i) the Company and each Company Subsidiary are in compliance in all material respects with applicable Environmental Laws; (ii) the Company and each Company Subsidiary have all Permits required pursuant to Environmental Laws and are in compliance in all material respects with the terms thereof; (iii) there are no past or present events, activities, practices, incidents, actions or plans in connection with the operations of the Company or any Company Subsidiary which have given rise to or are reasonably likely to give rise to any material liability on the part of the Company or any Company Subsidiary under any Environmental Law; (iv) neither the Company nor any Company Subsidiary has generated, used, transported, treated, stored, released or disposed of, or has suffered or permitted anyone else to generate, use, transport, treat, store, release or dispose of any Hazardous Substance in violation of any Environmental Laws; (v) there has not been any generation, use, transportation, treatment, storage, release or disposal of any Hazardous Substance in connection with the conduct of the business of the Company or any Company Subsidiary or the use of any property or facility by the Company or any Company Subsidiary, or to the Knowledge of Company and all Company Subsidiaries, any nearby or adjacent properties, in each case, which has created or might reasonably be expected to create any material liability under any Environmental Law or which would require reporting to or notification of any Governmental Body; and (vi) to the Knowledge of the Company and the Company Subsidiaries, no asbestos containing materials or polychlorinated biphenyl or underground storage tank is contained in or located at any facility now or previously owned or leased by the Company or any Company Subsidiary.

            3.13.    Real Property. Neither the Company nor any Company Subsidiary owns, or has owned, any real property or any interest in any real property.

            3.14.    Broker’s Fees. No broker, finder, agent or similar intermediary has acted on behalf of the Company or any Company Subsidiary in connection with this Agreement or the Transactions, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Company or Company Subsidiary.

            3.15.    Labor Matters. The Company and each of the Company Subsidiaries is not now, and has not been in the last five years, bound by or party to any collective bargaining agreement and, to the Knowledge of the Company and the Company Subsidiaries, no application for certification of a collective bargaining agent is pending. The Company and each of the Company Subsidiaries is in compliance with all Applicable Laws applicable to the Company and each of the Company Subsidiaries affecting employment practices and terms and conditions of employment.

        3.16.    Full Disclosure. This Agreement (including the disclosure schedules) does not (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained herein, in the context in which made or provided, not false or misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIESOF
PARENT AND MERGER SUB

        Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

        4.1.    Organization and Qualification; Subsidiaries. Parent and each Subsidiary of the Parent, including, without limitation, Merger Sub (collectively, the “Parent Subsidiaries”) is a corporation, limited liability company or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has requisite power and authority and governmental approvals to own, lease and operate its properties and to carry on its business as currently conducted. The Parent and each Parent Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification or licensing, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. “Parent Material Adverse Effect,” as used in this Agreement, shall mean any change, effect, event or occurrence that is materially adverse to the condition (financial or otherwise), assets, properties, business or operations of the Parent and the Parent Subsidiaries, taken as a whole. Merger Sub is the wholly-owned Subsidiary of Parent, and except for activities incident to or contemplated by this Agreement, Merger Sub has not engaged in any business activities of any type or kind whatsoever.

        4.2.    Authority to Execute and Perform Agreement. Each of the Parent and Merger Sub has the requisite power and all authority required to enter into, execute and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of the Parent and Merger Sub of this Agreement and the consummation by the Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action.

        4.3.    Binding Effect. This Agreement has been validly executed and delivered by the Parent and Merger Sub and, assuming the due execution and delivery hereof by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicability affecting or relating to enforcement of creditors’ rights generally, and (ii) general equitable principles (regardless of whether such enforceability is considered in equity or at law).

        4.4.    Capitalization.

            (a)     As of the date hereof and on the Closing Date, (i) 100,000,000 shares of common stock, par value $0.001 per share, of Parent are authorized, of which 41,588,235 shares of common stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable. The Parent has no other authorized, issued or outstanding class of capital stock. Immediately prior to the Closing and after the Reincorporation (giving effect to the Reincorporation and the exchange of shares effected thereby) 100,000,000 shares of common stock, par value $0.001 per share, of Parent will be authorized, of which 570,518 shares of common stock will be issued and outstanding, all of which will be fully paid and non-assessable, and 20,000,000 shares of preferred stock, par value $0.001 per share, of Parent will be authorized, none of which will be issued or outstanding.

            (b)     Immediately after giving effect to the Merger, Parent will own free and clear of any Liens all of the outstanding capital stock of the Surviving Corporation. There are no obligations, contingent or otherwise, of the Parent or Merger Sub, to repurchase, redeem or acquire shares of the Parent or Merger Sub.

            (c)     There are no existing options, rights, subscriptions, warrants, unsatisfied preemptive rights, calls or commitments relating to (i) the authorized and unissued capital stock of the Parent or Merger Sub, or (ii) any securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire from the Parent or Merger Sub, any shares of capital stock of the Parent or Merger Sub and no such convertible or exchangeable securities or obligations are outstanding.

            (d)     Each outstanding share of capital stock of Merger Sub is validly issued, fully paid and non-assessable and each such share is owned by the Parent free and clear of Liens.

            (e)     The outstanding shares of the capital stock of the Parent and Merger Sub have been issued in full compliance with the registration and prospectus delivery requirements of the Securities Act or in compliance with applicable exemptions therefrom, and the registration and qualification requirements of all applicable securities laws of states of the United States.

            (f)     The Merger Shares, when paid for and then issued, as provided in this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and will be free of any Liens or encumbrances and of restrictions on transfer, other than restrictions on transfer under applicable state and federal securities laws or the Transaction Documents.

        4.5.    Vote Required; Board Approval. The only vote of the holders of any class or series of the Parent’s capital stock necessary to effect the Merger is the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Parent approving the Reincorporation. The Board of Directors of each of Parent and Merger Sub, by resolutions duly adopted at a meeting duly called and held at which a quorum was present or by the unanimous written consent in lieu of such a meeting, has approved this Agreement, the Reincorporation, the Merger and the Transactions in accordance with the requirements of the NJBCA and DGCL.

        4.6.    SEC Reports and Financial Statements.

            (a)     Each form, report, schedule, registration statement, proxy statement, information statement, exhibit and any other document required to be filed by the Parent with the Securities and Exchange Commission (the “SEC”) since January 1, 2000 (as such documents have been amended prior to the date hereof, the “SEC Reports”), as of their respective dates, was timely filed and complied in all material respects with the applicable requirements of the Securities Act and Exchange Act. None of the SEC Reports, as of their respective dates, contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified or superseded by subsequent filings prior to the date hereof.

            (b)     The consolidated financial statements of the Parent included in such SEC Reports and any notes related thereto comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited interim financial statements, as permitted by Form 10-QSB of the SEC) and fairly present in all material respects (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end adjustments none of which are or will be material in amount, individually or in the aggregate) the consolidated financial position of the Company and the Company Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

            (c)     Neither the Parent nor any of the Parent Subsidiaries have any direct or indirect Liabilities that were not fully and adequately reflected or reserved against on the balance sheet or described in the notes to the audited financial statements of Parent. Neither the Parent nor any Parent Subsidiary has any Knowledge of any circumstance, condition, event or arrangement that has taken place at any time that may hereafter give rise to any Liabilities.

        4.7.    No Material Adverse Change. Since December 31, 2004, each of the Parent and the Parent Subsidiaries have conducted their respective businesses in the ordinary course, consistent with past practice, and there has been no change in the business, properties, assets, operations or condition (financial or otherwise) of the Parent or any of the Parent Subsidiaries which has resulted or reasonably could be expected to result in or which the Parent or any Parent Subsidiary has reason to believe could reasonably be expected to result in a Parent Material Adverse Effect, and neither the Parent nor any of the Parent Subsidiaries has any Knowledge of any such change that is threatened, nor has there been any damage, destruction or loss affecting the assets, properties, business, operations or condition (financial or otherwise) of the Parent or any of the Parent Subsidiaries, whether or not covered by insurance which has resulted or reasonably could be expected to result in or which the Parent or any Parent Subsidiary has reason to believe could reasonably be expected to result in a Parent Material Adverse Effect. Since December 31, 2004, neither the Parent nor any of the Parent Subsidiaries has taken, directly or indirectly, any of the actions identified in Section 5.2.

        4.8.    Litigation. There are no Legal Proceedings pending or, to the Knowledge of the Parent or any Parent Subsidiary, threatened against or involving the Parent, any Parent Subsidiary, or any of their respective property or assets. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against or involving the Parent or any Parent Subsidiary.

        4.9.    Title to Properties; Absence of Liens. The Parent and each Parent Subsidiary has good and marketable title to all of their respective assets and properties, whether real, personal or fixed, free and clear of all Liens, except for Liens for Taxes not yet due and payable or which the Parent or any Parent Subsidiary is contesting in good faith and for which adequate reserves have been established.

        4.10.    Compliance with Laws. Neither the Parent nor any Parent Subsidiary is in violation of, default under, or conflict with, any applicable Order or any Applicable Law.

        4.11.    Intellectual Property. Neither Parent nor any Parent Subsidiary owns, licenses or otherwise has any rights in or to any Intellectual Property.

        4.12.    Non-Contravention. The execution and delivery of this Agreement and the Transaction Documents by the Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations hereunder and thereunder, and the consummation of the Transactions by the Parent will not (i) violate or conflict with any provision of the Articles of Incorporation or Bylaws of the Parent and Merger Sub or equivalent organizational documents of any other Parent Subsidiary, (ii) violate any Applicable Laws, or (iii) result in the creation or imposition of any Lien upon any of the property or assets of the Parent or any of the Parent Subsidiaries pursuant to any provision of any contract or Lien.

        4.13.    Consents and Approvals. Except for (i) those consents, approvals, authorizations, filings or notices set forth on Schedule 4.13, (ii) applicable requirements of the Securities Act, the Exchange Act or Blue Sky Laws, and (iii) the Certificate of Merger, no consent, approval or authorization of, filing with, or notice to, any Governmental Body is required by the Parent or any Parent Subsidiary in connection with the execution, delivery and performance by the Parent of this Agreement, each and every agreement contemplated hereby, and the consummation by the Parent and Merger Sub of the Transactions.

        4.14.    Employee Benefit Plans. Since January 1, 1999, neither the Parent nor any Parent Subsidiary has sponsored, maintained or contributed to any Benefit Plan.

        4.15.    Parent Material Contracts. Neither the Parent nor any Parent Subsidiary is a party to any Material Contract.

        4.16.    Taxes. Except as set forth in Schedule 4.16:

            (a)    Filing of Tax Returns. The Parent and each Parent Subsidiary have timely filed, or have had timely filed on their behalf, with the appropriate Taxing authorities all Tax Returns in respect of Taxes required to be filed by them. The Tax Returns filed (including any amendments thereof) are complete and accurate in all material respects. The Parent and each Parent Subsidiary have not requested any extension of time within which to file any Tax Return in respect of any Taxes, which Tax Return has not since been filed in a timely manner. To the Knowledge of the Parent, no claim has ever been made by any Taxing authority in a jurisdiction where the Parent or any Parent Subsidiary does not file Tax Returns, or has Tax Returns filed on their behalf, that they are or may be subject to taxation by that jurisdiction, or liable for Taxes owing to that jurisdiction.

            (b)    Payment of Taxes. All Taxes owed by the Parent and each Parent Subsidiary (whether or not shown as due on any Tax Returns) have been paid in full or adequate reserves on their respective books and/or records have been established. The Parent and each Parent Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. The Parent has made all required estimated Tax payments sufficient to avoid any underpayment penalties. The unpaid Taxes of the Parent and each Parent Subsidiary (A) do not, as of the Closing Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect the timing differences between book and Tax income) set forth on the face of the Parent’s and each Parent Subsidiary’s most recent balance sheets (rather than any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Parent and each Parent Subsidiary in filing, or having filed on their behalf, their Tax Returns. The charges, accruals and reserves on the books of the Parent and each Parent Subsidiary in respect of any liability for Taxes (x) based on or measured by net income for any years not finally determined, (y) with respect to which the applicable statute of limitations has not expired or (z) that has been previously deferred, are adequate to satisfy any assessment for such Taxes for any such years.

            (c)    Audits, Investigations or Claims. There is no dispute or claim which has not been resolved concerning any Tax liability of the Parent or any Parent Subsidiary either (A) claimed or raised by any Taxing authority in writing or (B) as to which any of the directors and officers (and employees responsible for Tax matters) of the Parent or any Parent Subsidiary has Knowledge. There is no currently pending audit of any Tax Return of the Parent or any Parent Subsidiary by any Taxing authority, and neither the Parent nor any Parent Subsidiary has ever been notified in writing that any Taxing authority intends to audit any Tax Return of the Parent or any Parent Subsidiary. Neither the Parent nor any Parent Subsidiary has executed any outstanding waivers or consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

            (d)    Lien. There are no encumbrances for Taxes (other than for current Taxes not yet due and payable) on any assets of the Parent or any Parent Subsidiary.

            (e)    Tax Elections. The Parent and each Parent Subsidiary (i) have not agreed, or are required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) have not made an election pursuant to Code Sections 338 or 336(e) or the regulations thereunder or any comparable provisions of any foreign or state or local income tax law; (iii) are not subject to any constructive elections under Code Section 338 or the regulations thereunder; (iv) have not made any payments, are obligated to make any payments, or are a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under §280G and §162(m) of the Code; and (v) have not made any of the foregoing elections or are required to apply any of the foregoing rules under any comparable state or local income Tax provision.

            (f)    Prior Affiliated Groups. The Parent and each Parent Subsidiary (A) have never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which was the Parent) and (B) do not have any liability for the Taxes of any person (other than any of the Parent and the Parent Subsidiaries) under Treas. Reg. §1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither the Parent nor any Parent Subsidiary is a successor to any other person by way of merger, reorganization or similar transaction, other than the Reincorporation.

            (g)    Tax Sharing Agreements. Neither the Parent nor any Parent Subsidiary is a party to any Tax allocation, indemnity or sharing or similar agreement.

            (h)    Section 355. Neither the Parent nor any Parent Subsidiary has distributed the stock of a “controlled corporation” (within the meaning of that term as used in Section 355(a) of the Code) in a transaction subject to Section 355 of the Code within the past two years.

            (i)    Partnerships. Neither the Parent nor any Parent Subsidiary owns an interest in a partnership for Tax purposes.

        4.17.    Environmental Matters. (i) the Parent and each Parent Subsidiary are in compliance in all material respects with applicable Environmental Laws; (ii) the Parent and each Parent Subsidiary have all Permits required pursuant to Environmental Laws and are in compliance in all material respects with the terms thereof; (iii) there are no past or present events, activities, practices, incidents, actions or plans in connection with the operations of the Parent or any Parent Subsidiary which have given rise to or are reasonably likely to give rise to any liability on the part of the Parent or any Parent Subsidiary under any Environmental Law; (iv) neither the Parent nor any Parent Subsidiary has generated, used, transported, treated, stored, released or disposed of, or has suffered or permitted anyone else to generate, use, transport, treat, store, release or dispose of any Hazardous Substance in violation of any Environmental Laws; (v) there has not been any generation, use, transportation, treatment, storage, release or disposal of any Hazardous Substance in connection with the conduct of the business of the Parent or any Parent Subsidiary or the use of any property or facility by the Parent or any Parent Subsidiary, or to the Knowledge of Parent and all Parent Subsidiaries, any nearby or adjacent properties, in each case, which has created or might reasonably be expected to create any material liability under any Environmental Law or which would require reporting to or notification of any Governmental Body; and (vi) no asbestos containing materials or polychlorinated biphenyl or underground storage tank is contained in or located at any facility now or previously owned or leased by the Parent or any Parent Subsidiary.

        4.18.    Real Property. Neither the Parent nor any Parent Subsidiary owns, or has owned, any real property or any interest in any real property.

        4.19.    Broker’s Fees. No broker, finder, agent or similar intermediary has acted on behalf of the Parent or any Parent Subsidiary in connection with this Agreement or the Transactions, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Parent or Parent Subsidiary, except for the fee to [Dominick and Dominick] that shall not become due or payable until such time as the Parent has closed an equity financing with gross proceeds to Parent of at least $10,000,000 after the Closing.

        4.20.    Labor Matters. The Parent and each of the Parent Subsidiaries is not now, and has not been in the last five years, bound by or party to any collective bargaining agreement and, to the Knowledge of the Parent and the Parent Subsidiaries, no application for certification of a collective bargaining agent is pending. The Parent and each of the Parent Subsidiaries is in compliance with all Applicable Laws applicable to the Parent and each of the Parent Subsidiaries affecting employment practices and terms and conditions of employment.

        4.21.    Articles of Incorporation, Bylaws, and Minute Books. The copies of the Articles of Incorporation and of the Bylaws of Parent which have been delivered to the Company are true, correct and complete copies thereof. The corporate minutes of Parent, which have been delivered to the Company, are complete and accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of Parent since the date of incorporation and accurately reflects all transactions referred to in such minutes and consents in lieu of meetings. Parent has delivered to Company all books, records, agreements and other material information of Parent relating to the business of Parent (the “Parent Information”). All documents furnished or caused to be furnished to the Company by Parent are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

        4.22.    Full Disclosure. This Agreement (including the disclosure schedules) and the SEC Reports, do not (i) with respect to Parent or any Parent Subsidiary, contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) with respect to Parent or any Parent Subsidiary, omit to state any material fact necessary in order to make the representations, warranties and information contained herein (including the disclosure schedule) and the SEC Reports, in the context in which made or provided, not false or misleading.

ARTICLE V

ADDITIONAL AGREEMENTS OF THE PARTIES

        5.1.    Assumption of Options, Option Plan and Warrants.

            (a)     At the Effective Time, each outstanding Option, whether or not vested, shall, by virtue of the Merger, be assumed by Parent. Each Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such Option immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting and exercisability on certain transactions), except that each Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of common stock of the Parent equal to the number of shares of common stock of the Company that were issuable upon exercise (assuming full vesting) of such Option, immediately prior to the Effective Time. At the Effective Time, (x) all references in the related stock option agreements to the Company shall be deemed to refer to Parent and (y) Parent shall assume all of the Company’s obligations with respect to the Options as so amended. As promptly as reasonably practicable after the Effective Time, Parent shall issue to each holder of an outstanding Option a certificate evidencing the foregoing assumption and adjustments by Parent.

            (b)     It is intended that the Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent the Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.1 shall be applied consistently with such intent.

            (c)     At the Effective Time, Parent shall also assume the Company’s 2005 Equity Incentive Plan (the “2005 Plan”) in accordance with the terms of the 2005 Plan. At the Effective Time, (x) all references in the 2005 Plan to the Company shall be deemed to refer to Parent and (ii) Parent shall assume all of the Company’s obligations with respect to the 2005 Plan as so amended.

        5.2.    Actions of the Parent Pending Closing. From the date hereof until the Effective Time, unless otherwise agreed to in writing by the Company, each of Parent and Merger Sub agree to conduct its business and operations only in the ordinary course and in substantially the same manner as heretofore conducted and shall continue to make timely filings as required by the SEC pursuant to the Securities Act and the Exchange Act and shall not take any action that will affect the quotation of common stock of the Parent on the over the counter bulletin board. Without limiting the generality of the foregoing, prior to the Effective Time, neither Parent nor any Parent Subsidiary shall, without the prior written consent of the Company, directly or indirectly, do any of the following:

            (a)     except to the extent required by Applicable Law or as contemplated by this Agreement, amend or otherwise change the Articles of Incorporation Bylaws or other similar organizational document of the Parent or any Parent Subsidiary;

            (b)     issue or authorize or propose the issuance of, sell, pledge or dispose of, grant or otherwise create, or agree to issue or authorize or propose the issuance, sale, pledge, disposition, grant or creation of any additional shares of, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of, its capital stock or any debt or equity securities convertible into or exchangeable for such capital stock;

            (c)     purchase, redeem or otherwise acquire or retire, or offer to purchase, redeem or otherwise acquire or retire, any shares of its capital stock (including any security convertible or exchangeable into its capital stock);

            (d)     enter into any Material Contract;

            (e)     declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, reclassify, recapitalize, split, combine or exchange any of its shares of capital stock;

            (f)     incur or become contingently liable with respect to any indebtedness for borrowed money or guarantee any such indebtedness or issue any debt securities;

            (g)     (i) increase the compensation payable or to become payable to, or enter into any employment agreement with, any of its directors, executive officers or employees, (ii) grant any severance or termination pay to any director, officer or employee, (iii) enter into any severance agreement with any director, officer or employee, (iv) establish, adopt, enter into, terminate, withdraw from or amend in any material respect or take action to accelerate any rights or benefits under any collective bargaining agreement, any stock option plan or any employee Benefit Plan or policy, or (v) hire any employee or consultant;

            (h)     take any action, other than reasonable actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures, except as may be required by GAAP;

            (i)     acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other means, any business or any corporation, partnership, association or other business entity;

            (j)     mortgage or otherwise encumber, subject to any Lien, or sell, transfer or otherwise dispose of, any of its properties or assets that are material, individually or in the aggregate;

            (k)     adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Parent or Merger Sub;

            (l)     pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Parent or incurred in the ordinary course of business and consistent with past practice;

            (m)     take, or agree in writing or otherwise to take, any of the actions described in Sections 5.2(a) through (l) above, or any action which would make any of the representations or warranties of the Parent or the Merger Sub contained in this Agreement untrue or incorrect in any material respect or prevent the Parent or the Merger Sub from performing or cause the Parent or the Merger Sub not to perform their respective covenants under this Agreement in any material respect;

            (n)     waive, release, assign, settle or compromise any material rights, claims or litigation (including any confidentiality agreement);

            (o)     authorize any of, or commit or agree to take any of, the foregoing actions; or

            (p)     make or change any Tax election, settle any audit, claim or examination of Taxes, adopt or apply to change any method of accounting or accounting practice for Tax purposes, file any amended Tax Return, enter into any closing agreement or request a Tax ruling from a Tax authority, settle any claims for Taxes, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Taxes, Tax Return or claim for Taxes, or take any action or fail to take any action that would have a material adverse effect on the Tax liability of the Parent or the Merger Sub;

provided, however, that nothing in this Section 5.2 shall be construed to preclude Hibshman from effecting the Reincorporation prior to the Closing.

        5.3.    Company Stockholder Approval. As soon as practicable after the date hereof, the Company will take all steps necessary to solicit the written consent of the requisite number of stockholders of the Company approving the Merger and this Agreement in accordance with the provisions of the DGCL (the “Company Consent”). Except as otherwise contemplated by this Agreement and subject to the exercise of the fiduciary duties of the Company’s directors, the Board of Directors of the Company (i) shall recommend to the stockholders of the Company that they approve the Merger, and (ii) shall use its reasonable best efforts to obtain the Company Consent.

        5.4.    Parent and Merger Sub Stockholder Approval; Information Statement. The Principal Shareholder of Parent and the Board of Directors of Parent herby agree to approve by written consent the Reincorporation and related agreements in accordance with the NJBCA. In addition, Parent hereby agrees to approve by written consent the Merger and this Agreement on behalf of Merger Sub as Merger Sub’s sole stockholder in accordance with the DGCL. As soon as practicable, but no later than 15 caledar days after the date of this Agreement, Parent shall file with the SEC an information statement informing the remaining Parent shareholders of such approval of the Reincorporation in accordance with Schedule 14C under the Exchange Act (the “Information Statement”). Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Information Statement. As promptly as practicable after the filing of the Information Statement with the SEC, the Parent shall mail the Information Statement to the Parent shareholders together with a Schedule 14(f) notifying such shareholders of a change in the majority of the Parent’s Board of Directors.

        5.5.    Efforts; Consents. Each party hereto agrees to use, and shall cause its respective Subsidiaries to use, reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to consummate the Merger and the Transactions. Without limiting the generality of the foregoing, each of the parties hereto shall use, and shall cause its respective Subsidiaries to use, reasonable best efforts to obtain all authorizations, consents, orders and approvals of Federal, state, and local regulatory bodies, that are or may become necessary for the performance of its respective obligations pursuant to this Agreement, the Transactions Documents and the consummation of the Transactions, and shall cooperate fully in promptly seeking to obtain such authorizations, consents, orders and approvals as may be necessary for the performance of its respective obligations pursuant to this Agreement, the Transaction Documents and the Transactions. The parties shall not take, and shall cause their respective Subsidiaries not to take, any action which would have the effect of delaying, impairing or impeding the receipt of any required regulatory approvals, and the parties shall use, and shall cause their respective Subsidiaries to use, reasonable best efforts to secure such approvals as promptly as possible. The parties shall use, and shall cause their respective Subsidiaries to use, reasonable best efforts not to take any action or enter into any transaction which would result in a breach of any covenant made by such party in this Agreement.

        5.6.    Filing of Tax Returns; Payment of Taxes. The Parent and Merger Sub will prepare in a manner consistent with past practice of Parent and Merger Sub, and timely file all Tax Returns required to be filed by Parent and Merger Sub, the due date of which (without extensions) occurs on or before the Closing Date and Parent and Merger Sub shall pay all Taxes due with respect to any such Tax Returns.

        5.7.    Confidentiality. Unless (i) otherwise expressly provided in this Agreement, (ii) required by Applicable Law, (iii) necessary to secure any required consents as to which the other party has been advised, or (iv) consented to in writing by Parent and the Company, this Agreement and any information or documents furnished in connection herewith shall be kept strictly confidential by the Company and the Company Subsidiaries, Parent and the Parent Subsidiaries, and their respective officers, directors, employees and agents. Prior to any disclosure pursuant to the preceding sentence, the party intending to make such disclosure shall consult with the other party to the extent practicable regarding the nature and extent of the disclosure. Subject to the preceding sentence, nothing contained herein shall preclude disclosures to the extent necessary to comply with accounting, SEC and other disclosure obligations imposed by Applicable Law. In the event the Merger is not consummated, Parent and the Company shall return to the other all documents furnished by the other and all copies thereof made by such party and will hold in absolute confidence all information obtained from the other party except to the extent (i) such party is required to disclose such information by Law or such disclosure is necessary in connection with the pursuit or defense of a claim, (ii) such information was known by such party prior to such disclosure or was thereafter developed or obtained by such party independent of such disclosure, (iii) such party received such information on a non-confidential basis from a source, other than the other party, which is not known by such party to be bound by a confidentiality obligation with respect thereto or (iv) such information becomes generally available to the public or is otherwise no longer confidential. Prior to any disclosure of information pursuant to the exception in clause (i) of the preceding sentence, the party intending to disclose the same shall so notify the party which provided the same to the extent practicable in order that such party may seek a protective order or other appropriate remedy should it choose to do so.

        5.8.    Notification of Certain Matters. Parent shall give prompt notice to the Company if any of the following occurs after the date of this Agreement: (i) receipt of any notice or other communication in writing from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement; (ii) receipt of any notice or other communication from any Governmental Authority (including, but not limited to, the NASD, the SEC or any securities exchange) in connection with the transactions contemplated by this Agreement; (iii) the occurrence or non-occurrence of any fact or event which could reasonably be expected to cause any covenant, condition or agreement hereunder not to be complied with or satisfied in any material respect; (iv) the commencement or threat of any litigation involving or affecting the Parent or any Parent Subsidiary, or any of their respective properties or assets; (v) the occurrence or non-occurrence of any fact or event that causes or is reasonably likely to cause a breach by Parent or Merger Sub of any provision of this Agreement, and (vi) the occurrence of any event that, had it occurred prior to the date of this Agreement without any additional disclosure hereunder, would have constituted a Parent Material Adverse Effect.

        5.9.    Non-Solicitation.

            (a)     Neither the Parent nor Merger Sub, nor any of their respective officers, directors, employees, agents, affiliates, accountants, counsel, investment bankers, financial advisors or other representatives (collectively, “Representatives”) shall, (i) directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of, any Acquisition Proposal, (ii) enter into any agreement or take any other action that by its terms could reasonably be expected to adversely affect the ability of the Parties hereto consummate the Merger, or (iii) directly or indirectly engage or otherwise participate in any discussions or negotiations with, or provide any information or data to, or afford any access to the properties, books or records of the Parent or Merger Sub to, or otherwise assist, facilitate or encourage, any person (other than the Company or any affiliate or associate thereof) relating to any Acquisition Proposal.

            (b)     Parent and Merger Sub and each of their Representatives shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any other persons conducted heretofore with respect to any Acquisition Proposal.

        For purposes of this Agreement, an “Acquisition Proposal” means any inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or assets of the Parent and the Parent Subsidiaries, taken as a whole, or 50% or more of the common stock or voting power (or of securities or rights convertible into or exercisable for such common stock or voting power) of the Parent, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the common stock or voting power (or of securities or rights convertible into or exercisable for such common stock or voting power) of the Parent, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Parent, or any of its Subsidiaries that constitutes 50% or more of the net revenues, net income or assets of the Company, and its Subsidiaries taken as a whole, or that results in the shareholders of Parent immediately prior to such transaction owning less than 50% of the outstanding voting securities of Parent immediately after such transaction, in each case other than the transactions contemplated by this Agreement. Each of the transactions referred to in clauses (i) — (iii) of the foregoing definition of Acquisition Proposal, other than the Merger proposed by this Agreement, is referred to herein as an “Acquisition Transaction.”

        5.10.    Further Assurances. At any time and from time to time after the Closing, each party to this Agreement agrees to cooperate with each other party and to execute and deliver such other documents, instruments of transfer or assignment, files, books and records and do all such further acts as may be reasonably required to consummate the Transactions.

        5.11.    Public Disclosure. Prior to the Closing, each party to this Agreement shall consult with each other party before issuing any press release or otherwise making any public statements, announcements or communications with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement, announcement or communication without the prior consent of the other parties, which consent shall not be unreasonably withheld, except as may be required by Applicable Law.

        5.12.    Board of Directors. Prior to the Effective Time, the Board of Directors of Parent, in accordance with applicable law, shall take all necessary action (including the resignation of existing directors) to cause the Board of Directors of Parent, as of the Effective Time, to consist of the following individuals: Agamemnon A. Epenetos, Terrance J. Bruggeman, Jeffrey Davis, John Gibson, Michael Ashton and Kathleen Van Sleen, each to hold office from the Effective Time until their respective successors are duly elected or appointed and qualify, or they resign or are removed.

        5.13.    Reincorporation. Hibshman shall take those actions necessary to effect the Reincorporation, including, without limitation, obtaining a new CUSIP number, notifying NASDAQ at least 10 days prior to the date such Reincorporation is effective, and filing any necessary documents with the Secretary of State of the State of New Jersey necessary to effect the Reincorporation.

        5.14.    Piggy-back Registration Rights. Parent hereby grants the Principal Parent Shareholders piggy-back registration rights with respect to the shares of common stock of Parent held by each of them as of the Closing Date such that the Parent will include any such shares of common stock in its next registration statement filed by the Parent under the Securities Act (other than registration statements on Form S-8 or Form S-4, or equivalent forms) to the extent such shares are not tradable pursuant to Rule 144 promulgated under the Securities Act by such Principal Parent Shareholder, subject to standard and customary underwriter cutbacks.

ARTICLE VI

CONDITIONS TO CLOSING

        6.1.    Conditions to Each Party’s Obligations to Consummate the Transactions. The respective obligations of each party to this Agreement to consummate the Transactions shall be subject to the following conditions, unless waived in writing prior to the Closing Date by such party:

            (a)     All consents, approvals, authorizations, orders and action of any Governmental Body required to permit the consummation of the Transactions shall have been obtained or made and shall be in full force and effect.

            (b)     No action shall have been taken, and no statute, rule, regulation, executive order, judgment, decree, or injunction shall have been enacted, entered, promulgated or enforced (and not repealed, superseded, lifted or otherwise made inapplicable), by any court or governmental or regulatory agency of competent jurisdiction which restrains, enjoins or otherwise prohibits the consummation of the Transactions (each party agreeing to use its reasonable best efforts to avoid the effect of any such statute, rule, regulation or order or to have any such order, judgment, decree or injunction lifted).

        6.2.    Conditions to Obligations of the Company to Consummate the Transactions.

        The obligation of the Company to consummate the Transactions shall be subject to the satisfaction of the following conditions, unless waived in writing prior to the Closing Date by the Company:

            (a)     The representations and warranties of Parent and Merger Sub contained herein that are qualified as to materiality or a Parent Material Adverse Effect (or similar concept) shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case at and as of the Effective Time with the same force and effect as though made at and as of the Effective Time (except to the extent a representation or warranty speaks specifically as of an earlier date, in which case as of such date).

            (b)     Parent and Merger Sub shall have performed, in all material respects, all obligations and complied with all covenants required by this Agreement to be performed or complied with, in all material respects, by each of them prior to the Effective Time.

            (c)     Parent and Merger Sub shall have executed and delivered to the Company a certificate, dated the date of Closing and signed by an officer of Parent and Merger Sub, evidencing compliance with Sections 6.2(a) and (b) hereof.

            (d)     The Company shall have completed its financial, business and legal due diligence investigation of Parent to the Company’s and its counsel’s satisfaction which shall be determined at the sole and absolute discretion of the Company and its counsel.

            (e)     Definitive agreements obligating certain investors to acquire at least $10,000,000 in capital stock of Parent shall have been executed and delivered to Parent, subject only to the Closing of the Merger.

            (f)     Certificates evidencing the number of Merger Shares to be issued to each Company Stockholder in the names of such Company Stockholders as set forth on Exhibit A hereto shall have been delivered by Parent or Parent’s agent to counsel to the Company in accordance with Section 2.2.

            (g)     Holders of at least ninety percent (90%) of the Company’s outstanding capital stock shall have approved by written consent the Merger and this Agreement in accordance with the DGCL.

            (h)     The Company Stockholders shall have received the legal opinion of counsel to the Parent, in agreed upon form addressed to such Stockholders.

            (i)     The existing board of directors of Parent shall have delivered resignations effective as of the Closing in a form reasonably acceptable to counsel for the Company.

            (j)     The Reincorporation shall have been completed and effective and any and all notices or other arrangements shall have been made with any regulatory authority or other entity to enable Pharmaceuticals to continue on as a public reporting company after the Reincorporation.

            (k)     The Company’s independent registered public accounting firm shall have completed the audit of the Company’s financial statements and shall have issued its opinion related thereto.

            (l)     Each of the Principal Parent Shareholders shall have executed and delivered the Escrow Agreement.

            (m)     There shall not have occurred after the date hereof any event or events that, individually or in the aggregate, constitute a Parent Material Adverse Effect.

        6.3.    Conditions to Obligations of Parent and Merger Sub to Consummate the Transactions. The obligation of Parent and Merger Sub to consummate the Transactions shall be subject to the satisfaction of the following conditions, unless waived in writing prior to the Closing Date by Parent and Merger Sub:

            (a)     The representations and warranties of the Company contained herein that are qualified as to materiality or a Company Material Adverse Effect (or similar concept) shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case at and as of the Effective Time with the same force and effect as though made at and as of the Effective Time (except to the extent a representation or warranty speaks specifically as of an earlier date, in which case as of such date).

            (b)     The Company shall have performed, in all material respects, all obligations and complied with all covenants required by this Agreement to be performed or complied with, in all material respects, by it prior to the Effective Time.

            (c)     The requisite number of stockholders of the Company shall have approved by written consent the Merger and this Agreement in accordance with the DGCL.

            (d)     There shall not have occurred after the date hereof any event or events that, individually or in the aggregate, constitute a Company Material Adverse Effect.

ARTICLE VII

TERMINATION

        7.1.    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company:

            (a)     by the mutual written consent of the parties to this Agreement;

            (b)     by either the Company or Parent, by written notice to the other if, for any reason, the Closing has not occurred prior to the close of business on or before December 31, 2005; provided, however, that (i) the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the Company or Parent, as applicable, if the party seeking to terminate the Agreement is responsible for the delay;

            (c)     by either the Company or Parent, by written notice to the other, if any court of competent jurisdiction shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable;

            (d)     at the election of the Company, if (i) either Parent or Merger Sub has materially breached any representation, warranty, covenant or agreement contained in this Agreement, which breach has not been cured on or before thirty (30) Business Days following delivery of written notice of such breach by the Company to Parent or Merger Sub; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) (i) shall not be available to the Company if the Company at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement, or (ii) if the Company or its counsel is not satisfied with the financial, business or legal due diligence investigation of Parent or any item or issue that is discovered in the course of such investigation as determined by the Company or its counsel in its sole and absolute discretion; and

            (e)     at the election of Parent, if the Company has materially breached any representation, warranty, covenant or agreement contained in this Agreement, which breach has not been cured on or before thirty (30) Business Days following delivery of written notice to the Company of such breach by Parent or Merger Sub; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to Parent if either Parent or Merger Sub, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement.

        7.2.    Effect of Termination. In the event of the termination of this Agreement by either the Company or Parent pursuant to Section 7.1, (i) this Agreement shall forthwith become void and have no further force or effect, and (ii) there shall be no further liability under this Agreement on the part of Parent or the Company, other than pursuant to the provisions of Section 5.7, this Section 7.2 and Section 7.3. In addition, Hibshman shall immediately cease using the name “Somanta Pharmaceuticals” or “Somanta,” shall promptly dissolve Somanta Pharmaceuticals, Inc. and shall assign to Somanta any rights it may have obtained in the name “Somanta” or “Somanta Pharmaceuticals.” In connection therewith, Hibshman agrees to do those acts necessary to effect the foregoing, including, without limitation, executing any relevant assignment or other document effecting such transfer of rights.

        7.3.    Expenses; Termination Fees.

            (a)     Except as set forth in this Section 7.3, all costs and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such costs and expenses, whether or not the Merger is consummated; provided, however, that the Principal Parent Shareholder shall pay any and all costs and expenses incurred by Parent in connection with this Agreement and the Transactions that exceed a total aggregate amount of $30,000. For avoidance of doubt, Parent shall pay the first $30,000 of costs and expenses incurred by Parent in connection with this Agreement and the Transactions and the Principal Parent Shareholders, jointly and severally, shall pay all costs and expenses incurred by Parent in connection with this Agreement and the Transactions thereafter.

            (b)     The Parent agrees to pay the Company, in addition to any other remedies that may be available to the Company, an amount equal to the Company’s Expenses if: (i) the Company terminates this Agreement pursuant to Section 7.1(d)(i), provided that such termination is the result of a breach by Parent or Merger Sub or any of their respective Representatives of either Section 5.2 or Section 5.9, or (ii) if the Company executes a definitive agreement with respect to an Acquisition Transaction with any Person (other than Company) within two (2) months after the termination of this Agreement.

            (c)     All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated by the party to whom such payment will be made.

            (d)     The term “Expenses” shall mean all out-of-pocket expenses incurred by the Company and its affiliates in connection with this Agreement, any letter of intent related to this Agreement, and the transactions and due diligence contemplated hereby, including, without limitation, fees and expenses of accountants, attorneys and financial advisors.

        (e)     The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if either party fails to promptly pay any amounts owing pursuant to this Section 7.3 when due, then the party from whom such payment is due shall in addition thereto pay to the other party all costs and expenses (including fees and disbursements of counsel) incurred in collecting such amounts, together with interest on such amounts (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by the party entitled to such payment hereunder at the prime rate of Chase Manhattan as in effect from time to time during such period.

ARTICLE VIII

INDEMNIFICATION AND ESCROW

        8.1.    Indemnification. Subject to the terms and conditions contained herein, the Principal Parent Shareholders (the “Indemnifying Parties”) shall jointly and severally indemnify, defend and hold harmless the Company, Merger Sub and Parent, and their respective officers, directors, employees, agents, shareholders and attorneys (all such persons and entities being collectively referred to as the “Somanta Group” and individually as an “Indemnified Party”) from, against, for and in respect of any Losses (as defined below) to the extent caused by, arising out of or otherwise related to: (i) any breach or inaccuracy in any representation or warranty contained in Article IV of this Agreement; (ii) any agreement or arrangement entered into between Hibshman or any Principal Parent Shareholder, on the one hand, and DongXing Group, Co., Ltd. or any of its affiliates, officers, directors, employees or agents, on the other hand; (iii) any broker, finder or other agent claiming any form of payment, fee or other compensation based on any agreement or arrangement entered into by Parent (prior to the Closing Date) or any Principal Parent Shareholder, on the one hand, and any such broker, finder or other agent, on the other hand; (iv) the conversion of the Parent’s convertible promissory notes in the principal amount of $ 50,000 that took place on April 1, 2005; (v) any violation of Section 16 of the Exchange Act by Hibshman or any Principal Parent Shareholder; (vi) any violation of the Sarbanes-Oxley Act of 2002 by virtue of any loan or advance made to any officer or director of Hibshman by Hisbshman; or (vii) the judgment in face amount of $75,183.43 filed on April 16, 1992 in the New Jersey Superior Court No. W-060037-88 in which the debtor is listed as Service Lube, Inc. In this Agreement, the term “Losses” shall refer to any: damages (including consequential, indirect and special damages), claim, demand, settlement, judgment, award, fine, penalty, Tax, costs (including costs of investigation) and expenses (including legal fees and expenses, whether relating to a third-party claim, an action by an Indemnified Party to enforce its rights under this Agreement or any other action, proceeding or claim), injury, decline or diminution in value, lost opportunity, lost profits, liability (contingent or otherwise) that any member of the Somanta Group may sustain or incur.

        8.2.    Third Party Claims.

        The following provisions shall apply to any Claim subject to indemnification which is (i) a suit, action or arbitration proceeding filed or instituted by any third party, or (ii) any other form of proceeding or assessment instituted by any Government Entity:

            (a)    Notice and Defense. The Indemnified Party will give the Indemnifying Parties prompt written notice of any such Claim (and in any event within ten days after the service of the summons or citation). After such notice, the Indemnifying Parties shall take control of the defense and investigation of such Claim and employ and engage attorneys of their own choice to handle and defend the same, such attorneys to be reasonably satisfactory to the Indemnified Party, at the Indemnifying Parties’ cost, risk and expense (unless the named parties to such Claim include both the Indemnifying Parties and the Indemnified Party, and the Indemnified Party and its counsel determine in good faith that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party and that joint representation would be inappropriate, in which case the Indemnifying Party shall also pay the reasonable fees and expenses of counsel selected by the Indemnified Party to represent the Indemnified Party with respect to such Claim), and to compromise or settle such Claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, such consent not to be unreasonably withheld. Failure to give such notice shall not affect the Indemnifying Party’s duty or obligations under this Article VIII, except to the extent the Indemnifying Party is prejudiced thereby.

            (b)    Failure to Defend. If the Indemnifying Parties fail to assume the defense of such Claim within fifteen (15) days after receipt of notice thereof pursuant to this Section 8.2, the Indemnified Party against which such Claim has been filed or initiated will (upon delivering notice to such effect to the Indemnifying Parties) have the right to undertake, at the Indemnifying Parties’ cost and expense, the defense, compromise or settlement of such Claim on behalf of and for the account and risk of the Indemnifying Parties and the Indemnifying Parties shall thereafter have no right to challenge the Indemnified Party’s defense, compromise, settlement or consent to judgment.

        8.3.    No Contribution. Each Principal Parent Shareholder waives, acknowledges and agrees that such Principal Parent Shareholder shall not have and shall not exercise or assert or attempt to exercise or assert, any right of contribution or right of indemnity or any other right or remedy against the Parent in connection with the obligations of indemnification under this Article VIII or any other liability to which such Principal Parent Shareholder may become subject under this Agreement of the transactions contemplated hereby.

        8.4.    Payment. Subject to the limitations set forth in this Article VIII, the Indemnifying Party shall be obligated to pay the Indemnified Party any amount due under this Article VIII. Upon judgment, determination, settlement or compromise of any third party Claim, the Indemnifying Party shall pay promptly on behalf of the Indemnified Party, and/or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by judgment, determination, settlement or compromise and all other Claims of the Indemnified Party with respect thereto, unless in the case of a judgment an appeal is made from the judgment. If the Indemnifying Party desires to appeal from an adverse judgment, then the Indemnifying Party shall post and pay the cost of the security or bond to stay execution of the judgment pending appeal. Upon the payment in full by the Indemnifying Party of such amounts, the Indemnifying Party shall succeed to the rights of such Indemnified Party, to the extent not waived in settlement, against the third party who made such third party Claim.

        8.5.    Time Limitation on Indemnification. Except for any willful or knowing breach or misrepresentation, as to which claims may be brought without limitation as to time, no claim or action shall be brought by an Indemnified Party against an Indemnifying Party under this Article VIII after the lapse of twenty-four (24) months following the Closing Date.

        8.6.    No Waiver. The closing of the transactions contemplated by this Agreement shall not constitute a waiver by any party of its rights to indemnification hereunder, regardless of whether the party seeking indemnification has knowledge of the breach, violation or failure of condition constituting the basis of the Claim at or before the Closing.

ARTICLE IX

MISCELLANEOUS

        9.1.    Certain Definitions; Rules of Construction. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed to be references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. All Exhibits and Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein and, unless otherwise defined therein, all terms used in any Exhibit or Schedule shall have the meaning ascribed to such term in this Agreement. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided herein, any agreement, plan, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, plan, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. For the purposes of this Agreement, the following terms shall have the following meanings:

        “Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. The term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

        “Applicable Law” means any Federal, state or local law, regulation, code, ordinance, statute, rule, Order, judgment, decree or other requirement of a Governmental Body applicable to the business of the Company, Parent or Merger Sub, as the context may require.

        “Benefit Plan” means each deferred compensation, executive compensation, incentive compensation, stock purchase or other stock-based compensation plan, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee Benefit Plan, program, agreement or arrangement, including, without limitation, each “employee Benefit Plan” as such term is defined under Section 3(3) of ERISA.

        “Business Day” means any day other than Saturday or Sunday or any other day on which banks in the State of New York are permitted or obligated to be closed for business.

        “Claim” means any action, suit, claim, complaint, demand, litigation or similar proceeding.

        “Environmental Costs” means, without limitation, any actual or potential investigation, cleanup, remediation, removal, or other response costs (which without limitation shall include costs to cause a Person to come into compliance with Environmental Laws), expenses (including without limitation fees and disbursements of consultants, counsel, and other experts in connection with any environmental investigation, testing, audits or studies, response actions, or litigation), losses, liabilities or obligations (including without limitation, liabilities or obligations under any lease or other contract), payments, damages (including without limitation any actual, punitive or consequential damages under any statutory laws, common law cause of action or contractual obligations or otherwise, including without limitation damages (i) of third parties for personal injury or property damage, or (ii) to natural resources), civil or criminal fines or penalties, judgments, and amounts paid in settlement arising out of or relating to or resulting from any Environmental Matter.

        “Environmental Laws” means all applicable statutes, rules, regulations, ordinances, orders, decrees, judgments, permits, licenses, consents, approvals, authorizations, and governmental requirements or directives or other obligations lawfully imposed by Governmental Body under federal, state, local or common law, indemnity agreements or other contractual obligations, in each case, pertaining to the protection of the environment, protection of public health, protection of worker health and safety, the treatment, emission and/or discharge of gaseous, particulate and/or effluent pollutants, and/or the handling of hazardous materials, including without limitation, the Clean Air Act, 42 U.S.C. § 7401, et seq., the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), 42 U.S.C. § 9601, et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1321, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq. (“RCRA”), and the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.

        “Environmental Matter” means any matter arising out of, relating to, or resulting from pollution, contamination, protection of the environment, human health or safety, health or safety of employees, sanitation, and any matters relating to emissions, discharges, disseminations, releases or threatened releases, of Hazardous Substances into the air (indoor and outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or otherwise arising out of, relating to, or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, release or threatened release of Hazardous Substances.

        “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        “Facilities” means all real property owned, leased, operated or controlled by a Person and any buildings, facilities, machinery, equipment, furniture, leasehold and other improvements, fixtures, vehicles, structures, any related capital items and other tangible property located on, in, under, or above the real property of such Person.

        “Governmental Body” means any court, administrative or regulatory agency or commission or other governmental authority of competent jurisdiction.

        “Government Agency” means (i) the United States Government, including all departments and agencies of any branch of the United States Government, all independent agencies or instrumentalities and all non-appropriated fund activities within the United States Government and United States Government corporations, and (ii) any state or local government, including all departments, agents, agencies, branches, independent agencies or instrumentalities, activities, and non-appropriated fund activities of or within a state or local government and all state or local government corporations.

        “Hazardous Substances” means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, chemicals (including, without limitation, petroleum or any by-products or fractions thereof, any form of natural gas, Bevill Amendment materials, lead, asbestos and asbestos-containing materials (“ACM”), building construction materials and debris, polychlorinated biphenyls (“PCBs”) and PCB-containing equipment, radon and other radioactive elements, ionizing radiation, electromagnetic field radiation and other non-ionizing radiation, sonic forces and other natural forces, infectious, carcinogenic, mutagenic, or etiologic agents, pesticides, defoliants, explosives, flammables, corrosives and urea formaldehyde foam insulation) that are regulated by any Environmental Laws.

        “Intellectual Property” means all of the following as they are used in connection with the business of a Person as presently conducted and as they exist in all jurisdictions throughout the world, in each case, to the extent owned by such Person:

            (a)     patents, patent applications and inventions, designs and improvements described and claimed therein, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted);

            (b)     trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof;

            (c)     copyrights and mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof;

            (d)     trade secrets, confidential business information and other proprietary information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, technical data and databases, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, mask work, or trade secret protection);

            (e)     computer software programs, including, without limitation, all source code, object code, and documentation related thereto; and

            (f)     Internet addresses, domain names, web sites, web pages and similar rights and items.

        “Knowledge,” with respect to any Person, means the actual knowledge of any of the officers of such Person after diligent inquiry.

        “Lien” means any mortgage, pledge, lien, charge, easement, restrictive covenant, encumbrance, voting or transfer restriction, or security interest.

        “Material Contract” means all of the following contracts, agreements, understandings or arrangements, whether or not in writing, to which a Person is a party or by or to which any of them or any of their assets or properties are bound or subject, with respect to: (i) any current or former officer, director, stockholder, employee, consultant, agent or other representative or with an entity in which any of the foregoing is a contracting person; (ii) any labor union or association representing any employee; (iii) the purchase or sale of materials, supplies, equipment, merchandise or services that contain an escalation, renegotiation or redetermination clause calling for an aggregate purchase or sale price or payments of more than $5,000 in any one case (or in the aggregate, in the case of any related series of contracts and other agreements); (iv) the sale of any of its assets or properties other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of its assets or properties; (v) joint ventures, strategic alliances or partnerships; (vi) an indemnity or sharing of any tax liability of any third party; (vii) the purchase or sale price or payments of more than $5,000 in any one case (or in the aggregate, in the case of any related series of contracts and other agreements) that cannot be canceled by such Person with less than ninety days’ notice without incurring liability, premium or penalty; (viii) the sharing of fees, the rebating of charges or other similar arrangements; (ix) obligations or liabilities of any kind to holders of such Person securities as such; (x) covenants of such Person not to compete in any line of business or with any person in any geographical area or covenants of any other person not to compete with the such Person in any line of business or in any geographical area; (xi) the acquisition by the such Person of any operating business, including the assets or the capital stock of any other person; (xii) options for the purchase of any asset, tangible or intangible, requiring the payment to any person of a commission or fee; (xiii) the payment of fees or other consideration on behalf of any officer or director of such Person or to any other entity in which any of the foregoing has an interest; (xiv) the borrowing of money; (xv) any purchase price or sale price or payments of more than $5,000 in any one case (or in the aggregate, in the case of any related series of contracts and other agreements) whether or not made in the ordinary course of business; (xvi) the purchase or sale of material, supplies, equipment, merchandise, intellectual property, real property, assets (whether tangible or intangible) or services where the purchase or sale price, the estimated purchase or sale price, the maximum order price, the maximum contract price, or the ceiling price (whether in one case or in the aggregate, in the case of a related series of contracts or other agreements) is more than $5,000, and a party to the contract or the known end or ultimate user, seller, or purchaser is any Government Agency; (xvii) any schedule contracts with the United States General Services Administration or any multiple award schedule contracts, basic agreements, basic ordering agreements, or blanket purchase agreements with any Government Agency; and (xviii) any other contract, agreement or arrangement that is material to the business of a Person.

        “Person” means any individual, corporation, partnership, limited liability company or partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

        “Principal Parent Shareholders” means: (i) Pasquale Catizone, (ii) Barabara Catizone, (iii) Robyn Conforth, (iv) Carmine Catizone, (v) Theresa Catizone, and (vi) Phyllis Calwhite.

        “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        “Subsidiary” of any Person means any corporation, partnership, joint venture or other legal entity of which such Person (either directly or through or together with any other Subsidiary of such Person), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or similar governing body of such corporation, partnership, joint venture or other legal entity.

        “Tax” or “Taxes” means any taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, transfer gains, inventory, capital stock, license, withholding, payroll, employment, social security (or similar), unemployment, excise, severance, stamp, occupation, real or personal property, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, registration, alternative or add-on minimum, and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts thereon whether disputed or not, imposed by any taxing authority (Federal, state, local or foreign) and shall include any transferee liability in respect of Taxes.

        “Tax Return” means any returns, declarations, reports, estimates, information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

        “Transaction Documents” means this Agreement and each of the agreements and instruments contemplated hereby or thereby, including, without limitation, the Certificate of Merger, the officer’s certificate to be delivered by Parent and Merger Sub pursuant to Section 6.2(c), and all documents, instruments or agreements attached to or contemplated by any of the foregoing.

        9.2.    Waivers and Amendments. Subject to Applicable Law, this Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

        9.3.    Governing Law. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS OF SUCH STATE, APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

        9.4.    Notices. Any notices or other communications required under this Agreement shall be in writing and be effective upon delivery if given by hand delivery or facsimile transmission or on the next day after given if delivered by overnight courier, and shall be given at the addresses or facsimile numbers set forth below, with copies provided as follows:

            (a)     if to the Company or Surviving Corporation:

Somanta Incorporated 19200 Von Karman Avenue, Suite 400 Irvine, CA 92612 Attn: Terrance J. Bruggeman, Chairman Fax: 949-706-3698

with a copy to:

Foley & Lardner LLP 402 W. Broadway 23rd Floor San Diego, CA 92101 Attn: Adam Lenain, Esq. Fax: 619-234-3510

            (b)     if to Parent:

Hibshman Optical Corp. 266 Cedar Street Cedar Grove, New Jersey 07009 Attn: Pasquale Catizone Fax: _________________

with copies to:

Gentile & Turpen, P.C. 14 Wall Street, 20th Floor New York, NY 10005 Attn: Linda Pellegrino Fax: 212-618-1705

or at such other place or places or to such other person or persons as shall be designated in writing by the parties to this Agreement in the manner herein proved.

        9.5.    Section Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

        9.6.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, together, shall constitute one and the same instrument.

        9.7.    Assignments. This Agreement, by operation of law or otherwise, shall be binding upon and inure to the benefit of successors and legal representatives of the parties hereto.

        9.8.    Entire Agreement; Enforceability. This Agreement and the Transaction Documents, including the Exhibits and Schedules attached hereto and thereto: (i) constitute the entire agreement among the parties with respect to the Transactions and supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof and thereof; and (ii) shall be binding upon, and are solely for the benefit of each party hereto and nothing in this Agreement is intended to confer upon any other Person any rights or remedy of any nature whatsoever hereunder or by reason of this Agreement or any of the Transaction Documents.

        9.9.    Severability. Any term or provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed as of the date first above written.

SOMANTA INCORPORATED	SOMANTA PHARMACEUTICALS, INC.
By: /s/ Terrance J. Bruggeman	By: /s/ Pasquale Catizone
Name: Terrance J. Bruggeman	Name: Pasquale Catizone
Title: Executive Chairman	Title: President
HIBSHMAN OPTICAL CORP	SOMANTA MERGER SUB, INC.
By: /s/ Pasquale Catizone	By: /s/ Pasquale Catizone
Name: Pasquale Catizone	Name: Pasquale Catizone
Title: President	Title: President

"PRINCIPAL PARENT SHAREHOLDERS"

By:  /s/ Pasquale Catizone
        Pasquale Catizone

By:  /s/ Barbara Catizone
        Barbara Catizone

By:  /s/ Robyn Conforth
        Robyn Conforth

By:  /s/ Carmine Catizone
        Carmine Catizone

By:  /s/ Theresa Catizone ?
        Theresa Catizone

By:  /s/ Phyllis Calwhite
        Phyllis Calwhite

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